UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-23354
CUSIP NUMBER Y2573F102

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FLEX LTD.
Full Name of Registrant

Former Name if Applicable

2 Changi South Lane
Address of Principal Executive Office (Street and Number)

Singapore 486123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Flex Ltd. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended March 31, 2018 (the “2018 10-K”).

As previously disclosed in the press release issued by the Company on April 26, 2018, the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), with the assistance of independent outside counsel, has undertaken an independent investigation (the “Independent Investigation”) relating to the accounting treatment of customer obligations and related reserves. The independent outside counsel also notified the San Francisco office of the Securities and Exchange Commission of the allegations and that it will report the findings of the Independent Investigation upon its conclusion.

The Independent Investigation has not been completed and the Company has determined not to file the 2018 10-K until the Independent Investigation is complete. The Company is not aware of any issues that will materially affect fourth quarter or fiscal year 2018 results. The Company has also not yet determined whether the issues under investigation will impact previously reported periods and, if so, whether that impact will be material. As a result of the Independent Investigation, the Company is evaluating the effectiveness of its internal controls.

As a result of these developments, the Company is unable, without unreasonable effort or expense, to file the 2018 10-K within the prescribed due date of May 30, 2018.

Cautionary Notice Regarding Forward-Looking Statements

Except for historical information contained in this Form 12b-25, certain matters included in this Form 12b-25 are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 27A of the Securities Act of 1933. These forward-looking statements, which speak only as of the date of this Form 12b-25, include the Company’s statements regarding the Independent Investigation and the filing of the 2018 10-K. Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include (i) the risk that the Independent Investigation identifies errors, which may be material, in the Company’s financial results; (ii) the risk that the completion and filing of the 2018 10-K will take longer than expected and that the Company will be unable to file the 2018 10-K within the extension period of 15 calendar days provided by Rule 12b-25 under the Exchange Act; (iii) the existence and identification of any control deficiencies, including disclosure controls as well as any material weaknesses in internal control over financial reporting, and any impact of such control deficiencies as well as the associated costs in remediating those control deficiencies; and (iv) legal proceedings and government investigations relating to the subject of the Independent Investigation or related matters. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott Offer	(408)	576-6966
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FLEX LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 30, 2018	By	/s/ Scott Offer
		Name:	Scott Offer
		Title:	Executive Vice President & General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).